June 17, 2024

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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Myra Moosariparambil, Raj Rajan, Sandra Wall

  John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation
Registration Statement on Form S-1

Submitted May 3, 2024

Correspondence submitted June 12, 2024

File No.: 333-279119

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”), we submit this letter in connection with the filing of an amendment to the Registration Statement on Form S-1 (the “Public Filing No. 3”) which reflects the Company’s responses to the comment letter received by the Company on June 13, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement previously filed by the Company on May 3, 2024 and the related correspondence submitted by the Company on June 12, 2024 to the SEC.

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto or a statement identifying the location in Public Filing No. 3 of the requested disclosure or revised disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Public Filing No. 3 and all references to page numbers in such responses are to page numbers in Public Filing No. 3.

June 17, 2024

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 66

1.

We note in June 2024 you issued to H&P a convertible senior note with an original principal amount of $9,390,500. We further note you have included the conversion of the note into an aggregate of 451,466 shares of common stock in your capitalization table. Please revise the presentation of the capitalization table to include a separate column that reflects the proceeds received from convertible notes and conversion of the notes to common stock.

Response: We note for the Staff that the Convertible Note issued to H&P was issued in exchange and satisfaction of mobilization expenses incurred in connection with the transportation of a H&P rig. Therefore, we did not receive any cash proceeds from the issuance of the Convertible Note and will not receive any cash proceeds from the conversion into shares upon its terms concurrent with the consummation of this offering. We also note for the Staff that we will not receive any cash proceeds from the issuance of shares to Daly Waters Energy, LP described in Public Filing No. 3. We have reflected in the “as adjusted” column of the capitalization table the increase in additional paid-in capital and stockholders’ equity as a result of the issuance of additional shares from each of these transactions. Since such issuances will occur concurrent with the consummation of the initial public offering, we believe that including the adjustments related to the issuance of shares in each of these transactions together with the issuance of shares and the receipt of cash proceeds from the initial public offering provides the most utility to investors. Please see page 66 of Public Filing No. 3.

2.

We note including net offering proceeds, increase in cash and cash equivalents under “As Adjusted” column total $158,015. However, total stockholders’ equity under ‘As Adjusted’ column increased by $178,371. Please explain, show us your adjustments and revise your disclosures as appropriate.

Response: We acknowledge the Staff’s comment and note for the Staff that as described in our response to Comment #1, the increase in additional paid-in capital and total stockholders’ equity reflects both the issuance of shares in this offering as well as the issuance of shares in the Daly Waters Placement and upon the conversion of the Convertible Note. We have also revised the Registration Statement such that the total stockholders’ equity and, accordingly, total capitalization, include additional other comprehensive loss, accumulated deficit, total Tamboran stockholders’ equity, and noncontrolling interest. Please see page 66 of Public Filing No. 3.

Dilution, page 67

3.

We note on page F-15, as of March 31, 2024, the Company incurred $3,315,503 in deferred offering costs. Please revise your calculation to exclude these costs from your calculation of net tangible book value and related per share at March 31, 2024, before the offering or advise why you do not believe revision is necessary.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 67 of Public Filing No. 3.

4.

We note you have included the 451,466 shares of common stock in the denominator when calculating net tangible book value per share at March 31, 2024. Please revise your presentation to exclude these shares in your calculation of net tangible book value per share before the offering at March 31, 2024.

June 17, 2024

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 67 of Public Filing No. 3.

5.

We note you have included the 451,466 shares of common stock in the denominator when calculating adjusted net tangible book value per share after the offering. However, the proceeds from convertible notes related to these shares are not included in the numerator. Please revise adjusted net tangible book value at March 31, 2024 and related per share to include the proceeds from the convertible notes as appropriate or explain to us why revisions are not necessary.

Response: We note for the Staff that, as explained in our response to Comment #1, we did not receive any proceeds from the issuance of the Convertible Note and will not receive any cash proceeds from the conversion into shares upon its terms concurrent with this offering. We also note for the Staff that we will not receive any cash proceeds from the issuance of shares to Daly Waters Energy, LP described in Public Filing No. 3. We have revised the Registration Statement to clarify the same. Please see page 67 of Public Filing No. 3.

6.	Please provide the calculation of net tangible book value per share after the offering if the underwriters exercise in full their option to purchase additional shares.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 67 of Public Filing No. 3.

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If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

Very truly yours,

Michael Chambers of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Trevor Lavelle, Clifford Chance US LLP

Andrew S. Epstein, Clifford Chance US LLP